UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC File Number 000-53485

CUSIP Number 780741 10 4

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: September 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

LifeApps Digital Media Inc.
Full Name of Registrant

10636 Scripps Summit Court, Suite 166
Address of Principal Executive Office (Street and Number)

San Diego, CA 92131
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Report”) by the prescribed date of November 14, 2014, without unreasonable effort or expense, because the Registrant needs additional time to complete certain disclosures and analyses to be included in the Report. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Paul C. Levites	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the nine months ended September 30, 2014, revenue increased approximately 71%, from $168,617 for the nine months ended September 30, 2013 to approximately $288,600 for the nine months ended September 30, 2014. Revenue for the three months ended September 30, 2014 increased approximately 12%, from $74,939 for the three months ended September 30, 2013 to $83,700 for the three months September 30, 2014. The increases were primarily as a result of the Registrant’s acquisition of the Sports One Group assets in March of 2013

Net loss decreased approximately 37%, from a loss of $614,949 for the nine months ended September 30, 2013 to a loss of $386,700 for the nine months ended September 30, 2014. Net loss decreased approximately 7%, from a loss of $199,598 for the three months ended September 30, 2013 to a loss of $185,600 for the three months ended September 30, 2014. The decreases were primarily as a result of the Registrant acquisition of the Sports One Group operations in March of 2013 and a decrease in spending related to its digital media business.

2

LifeApps Digital Media Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 14, 2014	By:	/s/ Arnold Tinter
	Name:	Arnold Tinter
	Title:	Chief Financial Officer